SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13D
                              (Rule 13d-101)
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)
                        (AMENDMENT NO. _______){1}


                    First International Bancorp., Inc.
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                             (Name of Issuer)


                  Common Stock, par value $.10 per share
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                      (Title of Class of Securities)


                                320 54Q 100
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                              (CUSIP Number)


                               Terry Kasuga
                             Chase Enterprises
          One Commercial Plaza, Hartford, Connecticut 06103-3585
                               (860) 549-1674
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 1, 1999
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following  box /   /.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



**FOOTNOTES**

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                    (Continued on the following pages)

CUSIP No. 320 54Q 100                 13D                    Page 2 of 8 Pages

  1        NAME OF REPORTING PERSONS
           IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           The Arnold L. Chase Family Spray Trust
           06-6435465

  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /  /
                                                                  (b) /X /

  3        SEC USE ONLY

  4        SOURCE OF FUNDS*

           OO

  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             /  /

  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut

                  7    SOLE VOTING POWER
  NUMBER OF            816,500 shares
   SHARES
 BENEFICIALLY     8    SHARED VOTING POWER
OWNED BY EACH          0 shares
  REPORTING
   PERSON         9    SOLE DISPOSITIVE POWER
    WITH               816,500 shares

                 10    SHARED DISPOSITIVE POWER
                       0 shares

 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           816,500 shares

 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*      (See Item 5)                         /X /

 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.9%

 14        TYPE OF REPORTING PERSON*
           OO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   SECURITY AND ISSUER.

          The  class  of  equity  securities  to  which  this  Statement on
Schedule 13D relates is the common stock, par value $.10 per share (the "Common Stock"), of First International Bancorp., Inc. (the "Company"), a Delaware corporation whose principal executive offices are located at One Commercial Plaza, Hartford, Connecticut 06103-3585.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  NAME:

          The Arnold L. Chase Family Spray Trust

     (b)  RESIDENCE OR BUSINESS ADDRESS:

          c/o Chase Enterprises
          One Commercial Plaza
          Hartford, Connecticut 06103-3585

     (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT:

          The reporting person is a trust for which Kenneth N. Musen is trustee (the "Trustee") and of which Arnold L. Chase and his children are beneficiaries.

     (d) During the past five years the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  CITIZENSHIP:

          The reporting person is an entity of Connecticut.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant  to that certain Purchase Agreement by and between Rhoda
L. Chase and the Trustee, as trustee of the reporting person (the "ALC Trustee"), dated as of November 1, 1999 ( the "Purchase Agreement III"), Rhoda L. Chase sold 514,098 shares of Common Stock to the reporting person for a purchase price of $4,272,154. Under the terms of the Purchase Agreement III, the ALC Trustee executed and delivered a secured term promissory note (the "Note III") in favor of Rhoda L. Chase for the entire amount of the purchase price. ALC Trustee entered into an agreement whereby the Common Stock purchased by the reporting person was pledged as security for the reporting person's obligations for payment of the purchase price and all amounts due under the Note III.

          Pursuant to that certain Purchase  Agreement by and between Rhoda
L. Chase and the ALC Trustee, dated as of November 1, 1999 ( the "Purchase Agreement IV"), Rhoda L. Chase sold 302,402 shares of Common Stock to the reporting person for a purchase price of $2,512,960. Under the terms of the Purchase Agreement IV, the ALC Trustee executed and delivered a secured term promissory note (the "Note IV") in favor of Rhoda L. Chase for the entire amount of the purchase price. ALC Trustee entered into an agreement whereby the Common Stock purchased by the reporting person was pledged as security for the reporting person's obligations for payment of the purchase price and all amounts due under the Note IV.

Item 4. PURPOSE OF TRANSACTION.

     The reporting person is holding all of the shares of Common Stock beneficially owned by it for investment purposes. Based on the reporting person's ongoing evaluation of the business, prospects and financial condition of the Company, the market for and price of the Common Stock, other opportunities available to the reporting person, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. The reporting person may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time.

     Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

   (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

   (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the Company;

   (f) Any other material change in the Company's business or corporate structure;

   (g)    Changes  in  the  Company's   charter,   bylaws   or  instruments
corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

   (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

   (j)    Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

   (a) As of the date hereof, the reporting person beneficially owns 816,500 shares of Common Stock, representing approximately 9.9% of the 8,260,431 shares of Common Stock reported to be outstanding as of September 30, 1999 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).

     This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 1,019,297 shares of Common Stock, representing approximately 12.3% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold L. Chase, (ii) 815,891 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase, the sister of Arnold L. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by David T. Chase, the father of Arnold L. Chase, (iv) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of November 30, 1999, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Arnold Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (ix) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of November 30, 1999, by Cheryl A. Chase Marital Trust, a trust of which Cheryl A Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (x) 182,522 shares of Common Stock, or 2.3% of the shares of Common Stock outstanding, owned as of November 30, 1999, by The Darland Trust, a trust of which Rothschild Trust Cayman
Limited  is  trustee  and  Cheryl  A.  Chase   and  her  children  are  the
beneficiaries, (xi) 816,500 shares of Common Stock, or 9.9% of the shares of Common Stock outstanding, owned as of November 30, 1999, by The Cheryl Anne Chase Family Spray Trust, a trust of which Kenneth N. Musen is the trustee and Cheryl A. Chase and the children of Cheryl A. Chase are the beneficiaries, or (xii) 55,000 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of November 30, 1999, by DTC Holdings Corporation ("DTCHC"), a company which is owned and controlled by the Chase family as described below.

     DTCHC, formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl
A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (42.34%), Rhoda L. Chase (6.32%), Arnold L. Chase (5.96%), Cheryl A. Chase (12.18%), Arnold Chase Accumulation Trust I (3.65%), Arnold Chase Accumulation Trust II (7.57%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (6.06% in the aggregate), Cheryl A. Chase Accumulation Trust I (3.33%), Cheryl A. Chase Accumulation Trust II (6.53%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (6.06% in the aggregate).

     The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

   (b) The Trustee on behalf of the reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of 816,500 shares of Common Stock.

   (c) All transactions in the Common Stock effected by or on behalf of the reporting person in the past 60 days are described in Item 3 hereof.

   (d) No other person is known to have the right to receive or direct the receipt of dividends from, and the proceeds from the sale of, the 816,500 shares of Common Stock owned by the reporting person.

   (e)    Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to the Purchase Agreement III, Rhoda L. Chase and ALC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge III"). Under the terms of the Pledge III, the reporting person pledged and granted to Rhoda L. Chase a continuing security interest in 514,098 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note III.

          Pursuant to the Purchase Agreement IV, Rhoda L. Chase and ALC Trustee entered into a Pledge Agreement dated as of November 1, 1999 (the "Pledge IV"). Under the terms of the Pledge IV, the reporting person pledged and granted to Rhoda L. Chase a continuing security interest in 302,402 shares of Common Stock. Rhoda L. Chase is holding said shares as security for repayment of the Note IV.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Purchase Agreement III
          (2)  Note III
          (3)  Pledge III
          (4)  Purchase Agreement IV
          (5)  Note IV
          (6)  Pledge IV

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   The Arnold L. Chase Family Spray Trust

Dated: December 9, 1999

                                   By: /s/ Kenneth Musen
                                         Name: Kenneth N. Musen
                                         Title: Trustee